EXHIBIT 77D, POLICIES WITH RESPECT TO SECURITY INVESTMENTS

For RiverSource Tax-Exempt Money Market Fund:

At a Board meeting held on July 10-11, 2007, the Board approved a resolution to revise the existing nonfundamental policy on illiquid securities was revised to state, no more than 10% of the fund's net assets will be held in securities and other instruments that are illiquid.